SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: April 3, 2013

List of materials

Documents attached hereto:

i) Press Release Announcement Regarding Establishment of Medical Business Venture Company between Olympus and Sony.

 April 3, 2013
Olympus Corporation
Sony Corporation

Announcement Regarding Establishment of Medical Business Venture Company between Olympus and Sony

Olympus Corporation (“Olympus”) and Sony Corporation (“Sony”) today announced that the two parties recently received all necessary regulatory approvals and now expect to establish the medical business venture company (the “medical business venture”) on April 16, 2013 in accordance with the business alliance agreement executed on September 28, 2012.

Olympus and Sony continue to work together with the goal of creating ground-breaking products and solutions by combining their respective technologies and know-how through the medical business venture.